FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

 

Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com   Web Site: www.ivax.com
_____

Contacts:

Dan Suesskind
Chief Financial Officer   Neil Flanzraich
Teva Pharmaceutical Industries Ltd.   Vice Chairman and President
(011) 972-2-589-2840   IVAX Corporation
                                                     (305) 575-6008
George Barrett
President and CEO   David Malina
Teva North America   Vice President, Investor Relations
(215) 591-3030   and Corporate Communications
                                                     IVAX Corporation
Liraz Kalif / Kevin Mannix   (305) 575-6043
Investor Relations
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA AND IVAX RECEIVE EUROPEAN COMMISSION APPROVAL FOR ACQUISITION

Jerusalem, Israel and Miami, Florida, November 25, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced today that they received unconditional approval from the European Commission to proceed with Teva's acquisition of IVAX.

This European approval completes the non-U.S. regulatory review process, which was required to be completed prior to closing the transaction. Teva and IVAX are continuing to work closely with the U.S. Federal Trade Commission to enable the FTC to complete its review processes shortly.

As previously announced, the companies continue to expect that the transaction will close in late 2005 or early 2006.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.



Teva Pharmaceutical Industries Ltd.　　　　Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:　　/s/　Dan Suesskind
　　　　Name: Dan Suesskind
　　　　Title: Chief Financial Officer

Date: November 25, 2005